SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                              AMENDMENT NO. 2 TO
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      Terra Nova (Bermuda) Holdings Ltd.
                      ----------------------------------
                               (Name of Issuer)

                 Class A Ordinary Shares, par value U.S. $5.80
                 ---------------------------------------------
                        (Title of Class of Securities)

                                   G87615103
                                   ---------
                                (CUSIP Number)

                            Gregory B. Nevers, Esq.
                              Markel Corporation
                4521 Highwoods Parkway, Glen Allen, Virginia 23060
                                (804) 965-1673
                ----------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications)

                                With a copy to:
                            Leslie A. Grandis, Esq.
                      McGuire, Woods, Battle & Boothe LLP
                             901 East Cary Street
                           Richmond, Virginia 23219

                               January 5, 2000
                               ----------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87615103
                                 Schedule 13D

1)    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
      ----------------------------------------------------------------------
      Persons
      -------

      Markel Corporation, (E.I.N. 54-0292420)

2)    Check the Appropriate Row if a Member of a Group (See Instructions)
      ------------------------------------------------
      (a)
      (b) X

3)    SEC Use Only
      ------------

4)    Source of Funds (See Instructions)
      ---------------

      OO, WC

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      --------------------------------------------------------------------------
      or 2(e)  [ ]
      -------

6)    Citizenship or Place of Organization                     Virginia, U.S.A.
      ------------------------------------

                                                                   Class A

     Number of         7)  Sole Voting Power                     1,082,470
     Shares Bene-          -----------------
     ficially
     Owned by          8)  Shared Voting Power                   7,158,620
     Each                  -------------------
     Reporting
     Person With       9)  Sole Dispositive Power                1,082,470
                           ----------------------

                      10)  Shared Dispositive Power                      0
                           ------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person
      ------------------------------------------------------------

      8,241,090

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      -----------------------------------------------------------------
      Instructions)

13)   Percent of Class Represented by Amount in Row (11)
      --------------------------------------------------

      30.3%

14)   Type of Reporting Person (See Instructions)
      ------------------------

      CO, IC

Items 5 and 7 are amended as set forth below:

Item 5.  Interest in Securities of the Issuer.

  (a) Markel may be deemed to be the beneficial owner of 8,241,090 shares of Class A Common Stock (approximately 30.3% of the issued and outstanding shares of Class A Common Stock, as of January 5, 2000, as reported in Terra Nova's Form 10-Q/A filed December 21, 1999 and assuming conversion of the Class B Common Stock which may be deemed to be beneficially owned by Markel).

  (b) Markel, either directly or through its wholly-owned subsidiaries, has sole dispositive and voting power with respect to 1,082,470 shares of Class A Common Stock. By reason of the Stockholders Agreement, Markel may be deemed to share power to direct the vote of 7,158,620 shares of Class A Common Stock (which includes 1,796,127 shares issuable on conversion of Class B Common Stock which may be deemed to be beneficially owned by Markel) (approximately 26.4% of the outstanding shares of Class A Common Stock) with each of the Stockholders.

  The following paragraphs provide the applicable information required by Item 2 with respect to each of the Stockholders.

  The Stockholders are: DLJ International Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJ Offshore Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJMB Overseas Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJ Merchant Bank Funding, Inc., a Delaware corporation, a merchant banking fund; DLJ First ESC, L.P., a Delaware limited partnership, an employee securities company; Donaldson, Lufkin & Jenrette Securities Corp., a Delaware corporation, a full line investment bank; Marsh & McLennan Capital, Inc., a Delaware corporation, which provides services in connection with originating, structuring and managing insurance and related industry investments; and John J. Byrne, an individual investor.

  To the best of Markel's knowledge, the business address of each of the Stockholders is as described on Exhibit A to the Stockholders Agreement, other than the address for John J. Byrne whose principal business address and principal offices are located at 80 South Main Street, Hanover, NH 03755.

  To the best of Markel's knowledge, none of the Stockholders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  The information relating to Terra Nova and the Stockholders contained herein is based on information received from the Stockholders or publicly available.

  (c) Except as described in Item 4, none of Markel, its executive officers or directors has effected any transactions in the Class A Common Stock since the filing of Amendment No. 1 on December 9, 1999 other than purchases in the open market by Markel as follows:

Date                Number of Shares               Price per Share
----                ----------------               ---------------

12/13/99            1,800                          $28.56
12/17/99            90,000                          29.31
12/21/99            60,000                          29.31
12/22/99            5,000                           29.75
12/23/99            60,600                          29.79
12/27/99            10,000                          29.56
12/29/99            10,000                          29.56
01/03/00            10,000                          29.84
01/04/00            50,000                          29.80
01/05/00            205,000                         29.66

     (d) Not applicable.

     (e) Not applicable.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

7.1 The Agreement and Plan of Merger and Scheme of Arrangement between Markel Corporation and Terra Nova (Bermuda) Holdings Ltd. dated as of August 15, 1999, as amended, attached as Appendix A to the Prospectus included in Amendment No. 3 to the Registration Statement (No. 333-88609) on Form S-4 of Markel Holdings Inc. is incorporated herein by reference.

7.2 The Stockholders Agreement by and among Markel Corporation, Terra Nova (Bermuda) Holdings Ltd. and other parties signatories  thereto  dated as of  August  15,  1999  filed as
                  Exhibit 99.2 to Markel's Form 8-K filed August 20, 1999 (the "Form 8-K") is incorporated herein by reference.

7.3 Registration Rights Agreement, dated as of August 15, 1999, among Virginia Holdings Inc., Markel Corporation and the shareholders of Terra Nova (Bermuda) Ltd. filed as Exhibit
                  99.4 to the Form 8-K is incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               MARKEL CORPORATION


January 6, 2000                       By: /s/ Steven A. Markel
                                         -------------------------
                                         Steven A. Markel
                                         Vice Chairman